SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 24, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated May 24, 2007 regarding “Ericsson calls Extraordinary General Meeting to decide on revised Stock Purchase Plan 2007”.

Press Release May 24, 2007

Ericsson calls Extraordinary General Meeting to decide on revised Stock Purchase Plan 2007

Following consultation with Ericsson’s major shareholders, the Ericsson (NASDAQ:ERIC) Board of Directors has proposed that the Long-Term Variable Compensation Program 2007 be modified to meet the company’s needs and shareholder interests. The Board of Directors has decided to make two changes to the previous proposal: the threshold for the awarding of shares to top executives has been raised, and the proposal has been separated into a number of individual components.

The program is now divided into three plans: a Stock Purchase Plan designed to award one matching share for each share invested under the plan; a plan for up to 6 300 key contributors to receive a second matching share; and a third plan embracing 220 top executives who earn a further four, six or eight matching shares provided that certain financial goals are met.

The program is based on the same principles as the proposal put to the 2007 Annual General Meeting: that each and every employee is invited to participate in the program, and that those participating need to invest in Ericsson shares. Key contributors asked to participate in plans with higher acquisitions of shares are identified based on criteria such as individual performance, competence and potential. For the 220 top executives, the Board proposes an increase in the threshold for the allocation of shares to 5 percent average annual earnings per share growth during the three years performance measurement period. The previous proposal required 3 percent.

The current proposal gives Ericsson’s shareholders the opportunity to vote for each of the respective plans, including financing. The plans can be financed in different ways. The Board of Directors has evaluated two alternative suggestions for financing and proposes that treasury stock is used for matching. This alternative is significantly cheaper, and demands a 90 percent majority approval. The second alternative, which requires a simple majority, is an agreement with a third party to transfer shares to employees.

The Long-Term Variable Compensation Program aims to encourage commitment among employees and stimulate long-term value creation throughout Ericsson. Major shareholders have declared their support for the proposal.

According to Swedish law, a 90 percent majority is required in decisions on the allocation of new shares to employees. The Long-Term Variable Compensation Program presented to the Annual General Meeting in April 2007 was approved by 88.5 percent of the shares represented. The Chairman of the Board, Michael Treschow, has since consulted major shareholders. These consultations have included both the owners that supported the original proposal and those who voted against it. As a result of these consultations, the Board has made some modifications to the original proposal.

The Board of Directors intends to evaluate all share-based compensation programs before the 2008 AGM.

Notices to the shareholders, including the Board of Directors’ complete proposals for resolutions, frequently asked questions and a summary of the proposals, are available at www.ericsson.com. The proposals will be sent to shareholders on request.

Notice of the 2007 Extraordinary General Meeting will be published in Svenska Dagbladet, Dagens Nyheter, the Financial Times (European edition) and in Post- och Inrikes Tidningar at the website www.bolagsverket.se.

The Extraordinary General Meeting will be held at the Globen Annex, Globentorget, Stockholm, Thursday, June 28, at 3pm.

NOTE TO EDITORS

The notice to shareholders, as well as a summary of the proposals, is attached to this press release as PDF documents.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations.se@ericsson.com

SHAREHOLDERS OF TELEFONAKTIEBOLAGET LM ERICSSON (publ)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

An Extraordinary General Meeting of Shareholders of the Company will be held at the Annex to the Globe Arena, Globentorget, Stockholm, Sweden at 3.00 p.m. on Thursday, June 28, 2007. Registration to the Meeting starts at 1.30 p.m.

Right to attend and notice of attendance

Shareholders who wish to attend the Meeting shall

•	be entered into the transcription of the share register as of Thursday, June 21, 2007, kept by Swedish central securities depository (“VPC AB”); and

•

give notice of attendance to the Company not later than 4 p.m. on Thursday, June 21, 2007 at Ericsson’s web site www.ericsson.com, by phone no. +46 (0)8 775 0199 between 10 a.m. and 4 p.m. weekdays, or by facsimile no. +46 (0)8 775 8018. Notice may also be given by mail to Telefonaktiebolaget LM Ericsson, Group Function Legal Affairs, Box 47021, SE-100 74 Stockholm, Sweden. When giving notice of attendance, please state name, date of birth, address, telephone no., and number of attending assistants.

The data received when giving notice of attendance will be computerized and used for the purpose of the Extraordinary General Meeting of Shareholders only.
Simultaneous interpretation to English at the Meeting may be offered upon request.

Shareholding in the name of a nominee

Shareholders, whose shares are registered in the name of a nominee, must request to be temporarily entered into the share register as of Thursday, June 21, 2007, in order to be entitled to participate in the Meeting. Such shareholder is requested to inform the nominee to that effect well before that day.

Nominee

Shareholders who are represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity a copy of the certificate of registration (and should such certificate not exist, a corresponding document of authority) of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Meeting, powers of attorney in original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Wednesday, June 27, 2007.

Agenda

1.	Election of the Chairman of the Meeting.
2.	Preparation and approval of the voting list.
3.	Approval of the agenda of the Meeting.
4.	Determination whether the Meeting has been properly convened.
5.	Election of two persons approving the minutes.
6.	Resolutions on the Long Term Variable compensation program 2007, comprising:
1.A.	Stock Purchase Plan
1.B.	Transfer of Own Shares to employees
1.C.	Transfer of Own shares at Stockholmsbörsen
1.D.	Equity swap agreement with third party
2.A.	Key Contributor Retention Plan
2.B.	Transfer of Own Shares to employees
2.C.	Transfer of Own shares at Stockholmsbörsen
2.D.	Equity swap agreement with third party
3.A.	Executive Performance Stock Plan
3.B.	Transfer of Own Shares to employees
3.C.	Transfer of Own Shares at Stockholmsbörsen.
3.D.	Equity Swap Agreement with third party
7.	Closing of the Meeting.

Agenda Item 6. The Board of Directors’ proposals for resolutions on implementation of an all employee Stock Purchase Plan, a Key Contributor Retention Plan, an Executive Performance Stock Plan and Transfer of Own Shares under the respective plan

Background

Ericsson is a leading supplier of systems and services to most of the world’s largest mobile and fixed network operators. Ericsson has a long history of innovation and an industry leading R&D program that focuses on being first to market with new solutions based on open standards. Ericsson’s greatest asset is its people. The ability to attract, motivate and retain the best talent at all levels of the Company is crucial to Ericsson’s growth and future performance. This ability is the focus of Ericsson’s compensation strategy.

Share related incentives are an important part of Swedish and international remuneration practices and have been a key part of Ericsson’s compensation strategy for a number of years. The Board of Directors believes that share related incentives are vital to align employee compensation with the interest of shareholders.

For senior executives, long term variable pay is offered as an integral part of a competitive performance based remuneration package. The payouts earned from both short and long term variable pay are designed to be market competitive when targets are reached, below market if they are not met and above market if they are exceeded.

The ongoing incentive program, Long Term Incentive Plan 2006, which expires in 2007 is basically identical with the share-based incentive programs that have been running since 2004. The Board of Directors proposed a continuation of the program at the Annual General Meeting of Shareholders 2007. At the Meeting, 88.5 percent of the shares represented voted for the program. However, the proposal failed to secure the 90 percent approval that Swedish law requires for transfer of shares to employees.

After the Annual General Meeting of Shareholders, the Board of Directors has consulted with Ericsson’s major shareholders, including shareholders opposing the proposal. This consultation process has been constructive and the Board of Directors has taken into account the opinions expressed by the shareholders that voted against the proposal. As a result of the shareholder consultation process, the Board of Directors has made some modifications to the proposal.

The Board of Directors now proposes that the Extraordinary General Meeting of Shareholders resolves on a Long Term Variable Compensation Program 2007 (LTV 2007). The key principles of the LTV 2007 are the same as for the proposal to the Annual General Meeting of Shareholders:

a)	individual investment in Ericsson shares required,
b)	participation by all employees,
c)	key contributor selection based on individual performance, skill and potential,
d)	performance criteria for share rewards for executives.

The Board of Directors is of the opinion that the LTV 2007 put forward to the Extraordinary General Meeting of Shareholders is designed to align the Company’s needs to be competitive with the shareholders’ interests for superior returns. The proposal is supported by Ericsson’s major shareholders.

Modifications resulting from the consultation process

As a result of the views expressed by shareholders during the consultation process, the Board of Directors has decided to make two modifications to the original proposal.

Firstly, the proposal has been unbundled into a number of separate resolutions, which clarifies that the LTV 2007 consists of three different plans with different aims and different target groups:

a)	the Stock Purchase Plan
b)	the Key Contributor Retention Plan
c)	the Executive Performance Stock Plan.

Secondly, the Board of Directors has decided to modify the performance target range for EPS1 growth for the Executive Performance Stock Plan. The performance target range on 3 to 15 percent EPS growth will remain. However, a threshold of 5 percent will be introduced. This means that no awards will be made unless an EPS growth of 5 percent is reached.

1 Earnings Per Share is calculated by dividing the reported net income for the Ericsson Group by the average number of shares outstanding during the period.

Since the LTV 2007 will be the fourth program with the same design, the Board of Directors will make an evaluation of the LTV 2007 prior to the Annual General Meeting of Shareholders 2008. This evaluation will be part of an annual consultation process with Ericsson’s major shareholders.

Overview of the LTV 2007

The LTV 2007 builds on a common platform, but consists of three separate plans.

The Stock Purchase Plan is an all employee plan and is designed to create an incentive for all employees to become shareholders. The aim is to secure commitment to long term value creation throughout Ericsson.

The Key Contributor Retention Plan is part of Ericsson’s talent strategy and is designed to ensure long term retention of top-talent individuals with critical skills vital to Ericsson’s future performance. Approximately 10 percent of the employees are defined as “key contributors”, based on a rigorous selection process, incorporating elements such as individual performance, possession of critical skills and future potential.

The Executive Performance Stock Plan, which is part of the total remuneration package, is designed to encourage long term value creation and profit growth, in alignment with shareholders’ interests. The plan is offered to an exclusive group of senior managers, approximately 220 individuals. The aim is to attract, retain and motivate executives in a competitive market through performance based share related incentives. The Executive Performance Stock Plan applies globally and is based on Swedish competitive practice.

Hedging

The Board of Directors has considered different hedging methods for transfer of the shares to employees under the LTV 2007, such as transfer of own shares and an equity swap agreement with a third party.

The Board of Directors considers the transfer of own shares as the most cost efficient and flexible method to fund shares under the LTV 2007. Please refer to, inter alia, heading “Costs that affect the income statement and cash flow”.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of own shares, the main alternative is that the financial exposure is secured by transfer of own shares.

Costs

The total effect on the income statement is estimated to range between SEK 857 million and SEK 1.287 million unevenly distributed over the years 2007 – 2011. The costs shall be compared with Ericsson’s total remuneration costs 2006, including social security fees, amounting to SEK 43 billion.

The calculations are based on an assumption of participation in the Stock Purchase Plan at present level and a 100 percent participation in the Key Contributor Retention Plan and Executive Performance Stock Plan at maximum contribution level.

Costs that affect the income statement, but will not have an effect on the cash flow

Compensation costs, corresponding to the value of matching shares transferred to employees, is estimated to range between SEK 757 million and SEK 910 million, depending on the fulfillment of the performance target.2 The compensation costs are distributed over the LTV 2007 period 2007 - 2011.

Social security charges as a result of transfer of shares to employees are, depending on the outcome of the performance matching and based on an assumed average share price at matching between SEK 15 and SEK 50, estimated to range between SEK 88 million and SEK 365 million. The social security costs are expected to occur mainly during 2010 – 2011.

Costs that affect the income statement and cash flow

Administration costs have been estimated in the range of SEK 12-142 million distributed over the LTV 2007 period 2007-2011. The higher number will apply if the transfer of up to 35,100,000 shares would be hedged by an equity swap agreement.

Dilution and effects on important key figures

The Company has approximately 16 billion shares on issue. As per 31 March 2007, the Company held 247 million own shares. In order to implement the LTV 2007, a total of 42.3 million shares of series B are required, corresponding to approximately 0.27 percent of the total number of outstanding shares. The number of potential shares covered by existing incentive programs as per 31 March 2007, including shares to cover social security payments, amounts to approximately 153 million shares, corresponding to approximately 0.96 percent of the number of outstanding shares.

Out of the 42.3 million shares of series B required for the LTV 2007, 35 million shares may be transferred to employees free of consideration, which could cause a dilutive effect of 0.22 percent on earnings per share. The dilutive effect of the matching shares, 0.22 percent, is not affected by the price for the shares at the time of matching since they are transferred, free of consideration, to the employee. There will, however, be no dilutive effect on earnings per share of the 7.3 million shares, which may be transferred at Stockholmsbörsen (the Stockholm Stock Exchange) in order to cover social security payments, as the shares are sold at market value.

2 The compensation costs for an alternative Key Contributor Retention Cash Program may vary depending on the development of the stock price during the qualifying period. This has been disregarded in the calculations since these costs represent a minor part of the overall compensation costs.

Proposals

The Long Term Variable compensation program 2007

The Board of Directors proposes that the Extraordinary General Meeting of Shareholders resolves on (1) the Stock Purchase Plan, (2) the Key Contributor Retention Plan, (3) the Executive Performance Stock Plan according to the principle guidelines below. The three different plans are jointly referred to as the Long Term Variable compensation program 2007 (LTV 2007).

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of own shares, the Board of Directors proposes as a main alternative that the financial exposure is secured by transfer of own shares.

Therefore, the Board of Directors proposes that the Extraordinary General Meeting of Shareholders, as the main alternative resolves on a transfer of own shares to employees and, alternatively, if so required, that the Extraordinary General Meeting of Shareholders resolves on entering into an equity swap agreement with a third party.

In order to implement the LTV 2007, the Board of Directors proposes in total that no more than 42,300,000 shares of series B in Telefonaktiebolaget LM Ericsson (hereinafter referred to as “the Company”) may be transferred to employees in the Ericsson Group and, moreover, that a portion of the shares may be sold at Stockholmsbörsen in order to cover inter alia social security payments. The Company’s current holding of own shares will cover the requirement of shares to the LTV 2007.

1.A. Stock Purchase Plan

i)	All employees within the Ericsson Group, except for what is mentioned in item iii) below, will be offered to participate in the Stock Purchase Plan.

ii)	Employees who participate in the Stock Purchase Plan shall, during a 12 month period from the implementation of the plan, be able to invest up to 7.5 percent of gross salary in shares of series B in the Company at Stockholmsbörsen or ADRs at NASDAQ. The CEO shall have the right to invest up to 9 percent of gross salary for purchase of shares. If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADRs, free of consideration.

iii)	Participation in the Stock Purchase Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company.

1.B. Transfer of Own Shares to employees

i)	No more than 17,400,000 shares of series B in the Company can be transferred.

ii)	Right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Stock Purchase Plan. Further, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Stock Purchase Plan.

iii)	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares in accordance with the terms and conditions of the Stock Purchase Plan, i.e. during the period from November 2007 up to and including November 2011.

iv)	Employees covered by the terms and conditions of the Stock Purchase Plan shall receive shares of series B in the Company, free of consideration.

1.C. Transfer of Own Shares at Stockholmsbörsen

The Company shall have the right to, prior to the Annual General Meeting of Shareholders 2008, transfer no more than 3,400,000 shares of series B in the Company, in order to cover certain payments, mainly social security payments. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

1.D. Equity Swap Agreement with third party

In case the majority required is not reached under item 1. B. and/or 1.C. above, the Board of Directors proposes that the Extraordinary General Meeting of Shareholders resolves on that the financial exposure for the LTV 2007 shall be hedged through an equity swap agreement with a third party, whereby the third party in its own name acquires and transfers shares in the Company to the employees participating in the Stock Purchase Plan.

Majority rules

The resolution on implementation of the Stock Purchase Plan according to item 1.A. above requires simple majority among the votes cast at the Extraordinary General Meeting of Shareholders. A valid resolution under item 1.B. above requires that not less than 90 percent of the votes cast as well as the shares represented at the Extraordinary General Meeting of Shareholders approve the resolution. A valid resolution under item 1.C. above requires that not less than 2/3 of the votes cast as well as the shares represented at the Extraordinary General Meeting of Shareholders approve the resolution. A valid resolution under item 1. D. above requires simple majority among the votes cast at the Extraordinary General Meeting of Shareholders.

2.A. Key Contributor Retention Plan

i)	In addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, up to 6,300 key contributors will be offered an additional matching of shares, free of consideration, within the Key Contributor Retention Plan.

ii)	If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to an additional matching share, free of consideration, for every share held, in addition to the regular matching of one share.

iii)	Participation in the Key Contributor Retention Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company. The Board of Directors shall however be entitled, but not obligated, to arrange for a cash alternative for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such cash alternative shall, as far as practicably possible, correspond to the terms and the conditions for the Key Contributor Retention Plan.

2.B. Transfer of Own Shares to employees

i)	No more than 11,800,000 shares of series B in the Company can be transferred.

ii)	Right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Key Contributor Retention Plan. Further, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Key Contributor Retention Plan.

iii)	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares in accordance with the terms and conditions of the Key Contributor Retention Plan, i.e. during the period from November 2007 up to and including November 2011.

iv)	Employees covered by the terms and conditions of the Key Contributor Retention Plan shall receive shares of series B in the Company, free of consideration.

2.C. Transfer of Own Shares at Stockholmsbörsen

The Company shall have the right to, prior to the Annual General Meeting of Shareholders 2008, transfer no more than 2,400,000 shares of series B in the Company, in order to cover certain payments, mainly social security payments. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

2.D. Equity Swap Agreement with third party

In case the majority required is not reached under item 2. B. and/or 2.C, above, the Board of Directors proposes that the Extraordinary General Meeting of Shareholders, resolves on that the financial exposure for the LTV 2007 shall be hedged through an equity swap agreement with a third party, whereby the third party in its own name acquires and transfers shares in the Company to the employees participating in the Key Contributor Retention Plan.

Majority rules

The resolutions on implementation of the Key Contributor Retention Plan according to item 2.A. above requires simple majority among the votes cast at the Extraordinary General Meeting of Shareholders. A valid resolution under item 2.B. above requires that not less than 90 percent of the votes cast as well as the shares represented at the Extraordinary General Meeting of Shareholders approve the resolution. A valid resolution under item 2.C. above requires that not less than 2/3 of the votes cast as well as the shares represented at the Extraordinary General Meeting of Shareholders approve the resolution. A valid resolution under item 2. D. above requires simple majority among the votes cast at the Extraordinary General Meeting of Shareholders.

3.A. Executive Performance Stock Plan

i)	In addition to the regular matching of shares pursuant to the Stock Purchase Plan described above, up to 170 senior managers, 49 top senior managers and the CEO will be offered an additional matching of shares, free of consideration, within the Executive Performance Stock Plan.

ii)	If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

•	Up to 170 senior managers may be entitled to an additional performance match of up to four shares for each one purchased.

•	Up to 49 top senior managers may be entitled to an additional performance match of up to six shares for each one purchased.

•	The CEO may be entitled to an additional performance match of up to eight shares for each one purchased.

iii)	The terms and conditions of the additional performance match for senior managers and top senior managers are based on average annual percentage growth rate in earnings per share (“EPS”) between 1 July 2007 and 30 June 2010, with reported EPS for the third quarter and the fourth quarter 2006 and the first quarter and the second quarter 2007 as the starting point. Matching of shares between average annual EPS growth 3 and 15 percent is linear with a threshold at 5 percent. No allocation of shares will occur if the average annual EPS growth is below 5 percent. The minimum matching at 5 percent annual average EPS growth will be 0.6667 share, 1.0 share and 1.3333 shares depending on whether enrolled for the 4, 6 or 8 share matching program. Maximum performance matching shares—4 shares, 6 shares and 8 shares respectively—will be allocated if the average annual EPS growth is at or above 15 percent.

iv)	Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors.

3.B. Transfer of Own Shares to employees

i)	No more than 5,900,000 shares of series B in the Company can be transferred.

ii)	Right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Executive Performance Stock Plan. Further, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Executive Performance Stock Plan.

iii)	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares in accordance with the terms and conditions of the Executive Performance Stock Plan, i.e. during the period from November 2007 up to and including November 2011.

iv)	Employees covered by the terms and conditions of the Executive Performance Stock Plan shall, subject to the fulfilment of the terms and conditions of item 3.A. iii), receive shares of series B in the Company, free of consideration.

3.C. Transfer of Own Shares at Stockholmsbörsen

The Company shall have the right to, prior to the Annual General Meeting of Shareholders 2008, transfer no more than 1,500,000 shares of series B in the Company, in order to cover certain payments, mainly social security payments. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

3.D. Equity Swap Agreement with third party

In case the majority required is not reached under item 3. B. and/or 3.C. above, the Board of Directors proposes that the Extraordinary General Meeting of Shareholders, resolves on that the financial exposure for the LTV 2007 shall be hedged through an equity swap agreement with a third party, whereby the third party in its own name acquires and transfers shares in the Company to the employees participating in the Executive Performance Stock Plan.

Majority rules

The resolution on implementation of the Executive Performance Stock Plan according to item 3.A. above requires simple majority among the votes cast at the Extraordinary General Meeting of Shareholders. A valid resolution under item 3.B. above requires that not less than 90 percent of the votes cast as well as the shares represented at the Extraordinary General Meeting of Shareholders approve the resolution. A valid resolution under item 3.C. above requires that not less than 2/3 of the votes cast as well as the shares represented at the Extraordinary General Meeting of Shareholders approve the resolution. A valid resolution under item 3.D. above requires simple majority among the votes cast at the Extraordinary General Meeting of Shareholders.

Miscellaneous

The reasons for deviation from shareholders’ preferential rights and the base for determination of the transfer prices in respect of the LTV 2007 are as follows.

The transfer of own shares forms a part of the implementation of the LTV 2007. The Board of Directors considers it to be an advantage for the Company and its shareholders that the employees are shareholders in the Company.

The base for determination of the transfer prices is seen from the proposal of the Board of Directors under relevant headings above.

The complete proposals for resolutions under item 6, including an appendix describing previous incentive programs, as well as documentation required according to Chapter 13, § 6 of the Swedish Company Act are posted on the Company’s home page www.ericsson.com as from May 28, 2007, and sent to the shareholder upon request.

Stockholm, May 2007

The Board of Directors

Proposal in Brief

Long Term Variable Compensation Program (LTV 2007)

The Board of Directors of Ericsson proposes that the Extraordinary General Meeting (EGM) of Shareholders approves the Long Term Variable Compensation Program (LTV 2007).

The program is based on the following key principles:

•	All employees are invited to participate

•	Individual investments in Ericsson shares are required

•	Executives have performance criteria for additional share awards.

LTV 2007: one platform – three plans

The LTV 2007 is a share-based compensation platform consisting of three plans. The three plans have different aims and different target groups:

•	A Stock Purchase Plan designed to create an incentive for all employees to become shareholders,

•	A Key Contributor Retention Plan to ensure long term retention of top talent individuals,

•	An Executive Performance Stock Plan offered to an exclusive group with the aim of attracting, retaining and motivating them.

Overview of the Program

The program is based on matching shares. Every employee is offered the opportunity to save part of his or her gross salary to invest in Ericsson shares. For each share invested, matching shares are awarded when certain criteria are met. The number of shares granted differs among the three plans.

The base criteria are:

•	Up to 7.5 percent of gross salary may be saved for investment of Ericsson shares

•	Invested shares must be retained for three years

•	Continued employment at the time of award

•	One matching share awarded for each share invested under the Stock Purchase Plan for all employees

•	One extra matching share under the Key Contributor Retention Plan

•	Up to 4/6/8 extra matching shares under the Executive Performance Stock Plan if the performance criteria are met

For details, see description below of each plan.

Stock Purchase Plan

All employees are invited to participate in the Stock Purchase Plan. The plan is designed to create an incentive for all employees to become shareholders with the aim of securing commitment to long-term value creation throughout Ericsson.

During a twelve-month period from the starting date, employees who participate can save up to 7.5 percent of their gross salary and use it for investment in Ericsson shares. If the invested shares are retained for three years and the individual remains employed, the employee will be awarded a corresponding number of shares free of consideration.

Participation in the Stock Purchase Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company.

Key Contributor Retention Plan

The purpose of the Key Contributor Retention Plan is to ensure long term retention of top-talent individuals with critical skills vital to Ericsson’s future performance.

The plan is highly selective based on assessment of performance, potential and critical skills. Approximately ten percent of Ericsson’s employees are defined as key contributors based on a rigorous selection process.

In addition to the regular matching of the Stock Purchase Plan, up to 6,300 key contributors are offered one additional share, free of consideration.

Executive Performance Stock Plan

The plan is designed to encourage long-term value creation and profit growth in alignment with shareholders’ interests. The aim is to attract, retain and motivate executives in a competitive market through performance-based share-related incentives. An exclusive group of 220 senior managers is invited to participate.

This plan is strictly performance-based. The size of the grant after the three-year performance-testing period is linked to growth of earnings per share (EPS). No shares are granted if three-year average annual EPS-growth is below 5 percent. At 5 percent the minimum matching of shares will occur. The maximum number of shares is earned if EPS growth is above 15 percent.

Before shares are awarded under the Executive Performance Stock Plan, the Board of Directors conducts a fairness check. The Board of Directors reserves the right to reduce the number of awarded shares based on certain conditions such as Ericsson’s financial results, performance in relation to competitors and other circumstances.

LTV 2007 – A Three-Year Horizon

Timeline illustrating the three-year period for the Stock Purchase Plan and the Key Contributor Retention Plans.

Financing

The plans can be financed in different ways. The Board of Directors has evaluated two alternative suggestions for financing and proposes that employees’ own shares are used for matching. This alternative is significantly cheaper, and demands a 90 percent majority approval. The second alternative is an agreement with a third party to transfer shares to employees, but requires only a simple majority.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: May 24, 2007